
July 25, 2019

Christopher Martin
Chief Executive Officer
ADC Therapeutics SA
Biopôle, Route de la Corniche 3B
1066 Epalinges
Switzerland

   Re: ADC Therapeutics SA
     Draft Registration Statement on Form F-1
     Submitted June 28, 2019
     CIK No. 0001771910

Dear Dr. Martin:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Pipeline, page 2

1. Please include columns for Phase 2 and Phase 3 in your product pipeline table here, as well as on pages 98, 106 and 127, in lieu of the column labeled "Pivotal," which appears to combine the aforementioned phases.

Risks Associated with Our Business, page 4

2. Please clarify in the fourth bullet that you have previously been subject to clinical holds.

Implications of Being an Emerging Growth Company, page 5

3.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Our product candidates may cause undesirable side effects, page 19

4.   We note your discussion of the clinical hold the FDA placed on your Phase 1 clinical trial of ADCT-301. You also state that in October 2018 the FDA made certain recommendations, which were implemented. Please disclose here and on page 121 the recommendations the FDA made relating to the clinical hold.

Use of Proceeds, page 75

5.   We note your disclosure that you intend to use net proceeds to fund the ongoing trials of ADCT-402, ADCT-301, ADCT-602, and fund research and development of your preclinical product candidates and preclinical pipeline. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Employee Benefits
Share-Based Compensation Expense, page 93

6.   Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Business
Synaffix Commercial License Agreement, page 137

7.   Please disclose the upfront payments, aggregate milestone payments, and the royalty rates (or royalty range) you are required to pay under the Synaffix Commercial License agreement.

Bergenbio License Agreement, page 138

8.   Please disclose the upfront fee paid and the aggregate milestone payments to be paid under the Bergenbio License Agreement.

Notes to the Consolidated Financial Statements
Summary of significant accounting policies
2.11 Revenue recognition, page F-16

9.   Please expand your disclosure to describe and quantify the key terms governing the 2013 license and joint collaboration agreement with Genmab, your accounting treatment for payments under this agreement and key assumptions underlying the associated revenue recognition. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

6. Research and development expenses, page F-23

10.   Please expand your disclosure to describe and quantify the key terms governing the license agreements with Spirogen Ltd. in 2011, Bergenbio AS in 2014 and Synaffix in 2016 and your accounting treatment for payments under these agreements. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

13. Intangible assets, page F-27

11.   Please revise the disclosure to explain why no amortization expense of licenses was recognized in 2017 or 2018.

Part II
Exhibit Index, page II-3

12.   Please file the following agreements as exhibits to your registration statement or tell us why you believe they are not required to be filed:
  • 2019 Equity Incentive Plan on page 167; and
  • employment agreements with your executive officers disclosed on page 167.

You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Deanna Kirkpatrick, Esq.